Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
(Commission File No. 001-05955)
JEFFERSON-PILOT CORPORATION FORM OF ELECTION AND LETTER OF TRANSMITTAL
The Election Deadline is 5:00 p.m. New York City time on March 28, 2006, unless otherwise determined (see below). If your Jefferson-Pilot shares are held in certificated form, your Jefferson-Pilot stock certificate(s) must be delivered with your properly completed Form of Election and Letter of Transmittal (unless you follow the procedures for guaranteed delivery).
Pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2005, as amended (the “Merger Agreement”), as described and set forth in the Joint Proxy Statement/Prospectus dated February 9, 2006, upon consummation of the merger each share of Jefferson-Pilot Corporation will be converted into the right to receive either Lincoln National Corporation common stock or cash. As a Jefferson-Pilot shareholder, you are being given the opportunity to elect for each Jefferson-Pilot share:
•	1.0906 shares of Lincoln National common stock (the “stock election”) or

•	$55.96 in cash (the “cash election”).
Your election is subject to certain proration rules contained in Section 2.1 of the Merger Agreement, as described in the Joint Proxy Statement/Prospectus. For more details on the merger consideration and proration rules, see “The Merger Agreement — Elections” beginning on page 99 of the Joint Proxy Statement/Prospectus. For a full discussion of the merger and the effect of this election, see the Joint Proxy Statement/Prospectus.
I/We the undersigned, surrender to you for exchange the share(s) identified below. I/We certify that I/we have complied with all requirements as stated in the instructions on the reverse side, is/are the registered holder(s) of the shares of Jefferson-Pilot Corporation common stock represented by the enclosed certificate(s), have full authority to surrender these certificate(s) and give the instructions in this Form of Election and Letter of Transmittal and warrant that the shares represented by these certificate(s) are free and clear of all liens, restrictions, adverse claims and encumbrances.

Œ	Signature: This form must be signed by the registered holder(s) exactly as their name(s) appears on the certificate(s) or by person(s) authorized to sign on behalf of the registered holder(s) by documents transmitted herewith.

X

Signature of Stockholder	Date	Daytime Telephone #

X

Signature of Stockholder	Date	Daytime Telephone #

	SUBSTITUTE FORM W-9
PLEASE CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER BY SIGNING BELOW.

If the Taxpayer ID Number printed above is INCORRECT OR if the
space is BLANK write in the CORRECT number here.	è ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

Under penalties of perjury. I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. person (including a U.S. resident alien).
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
If you are waiting for a Taxpayer ID Number to be issued to you, you must fill out the complete Substitute Form W-9 included in the instruction booklet, instead of the Substitute Form W-9 included in this box.

Signature:	Date:

PLACE AN ☒ IN ONE ELECTION BOX ONLY

Ž ☐ All Cash Election Only	 ☐ All Stock Election Only
(SHARES ELECTED FOR CASH)

 ☐	Mixed	☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ ● ☐ ☐ ☐ ☐
	Election*	WHOLE SHARES	FRACTIONS
* Remaining shares are elected for stock.
All elections are subject to the proration rules contained in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.
If you do not elect from the above boxes, your shares will be deemed Non-Election shares as defined in the Merger Agreement. For additional information see the Instruction Booklet.
After the Closing, the Exchange Agent will send you a statement listing the merger consideration that you have received. If you wish to request physical share certificates for any Lincoln National common stock that you receive in the merger, please follow the instructions on that statement.
If your Jefferson-Pilot stock certificate(s) are lost, missing or destroyed please contact Wachovia Bank, N.A.
by telephone at 1-800-829-8432 or by email at equityservices@wachovia.com. See Instruction 8.

‘		’
Special Transfer Instructions		Special Mailing Instructions

If you want your Lincoln National common stock, your check for fractional shares, and/or your check for cash to be issued in another name, fill in this section with the information for the new account name.
	Signature Guarantee Medallion	Fill in ONLY if mailing to someone other than as set forth above Box 1 or to an address other than as set forth above Box 1. Mail certificate(s) and/or check(s) to:

Name (Please Print First, Middle & Last Name)		(Title of Officer Signing this Guarantee)	Name (Please Print First, Middle & Last Name)

Address	(Number and Street)	(Name of Guarantor — Please Print)	Address	(Number and Street)

(City, State & Zip Code)		(Address of Guarantor Firm)

(Tax Identification or Social Security Number)			(City, State & Zip Code)
Completing this Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to adoption of the Merger Agreement and approval of the related transactions at the special meeting of Jefferson-Pilot shareholders.

The Election Deadline is 5:00 p.m. New York City time on March 28, 2006, unless extended by Lincoln National and Jefferson-Pilot prior to March 28, 2006 (or such later date if extended). Any change to the Election Deadline will be announced by joint press release. This means that if Mellon Investor Services LLC (the “Exchange Agent”) has not RECEIVED an effective Form of Election and Letter of Transmittal (and, if your Jefferson-Pilot shares are held in certificated form, your Jefferson-Pilot stock certificate(s)) from you at the its designated office by 5:00 p.m., New York City time, on March 28, 2006 (or such other extended deadline), you will be deemed to have made no election and your shares of Jefferson-Pilot common stock will be deemed to be Non-Election Shares (as defined in the Merger Agreement). Holders of Non-Election Shares in certificated form will receive a separate Letter of Transmittal after the Closing of the Merger which they can use in order to receive the merger consideration payable to holders of Non-Election Shares.
Shares Held by a Broker, Bank or Other Nominee; Book-entry Transfer
If some of your shares are held in “street name” by a broker, bank or other nominee, please contact your broker, bank or other nominee for instructions on what to do with those shares, and follow those instructions. These instructions may require that you and your broker, bank or other nominee complete and deliver to the Exchange Agent the enclosed Notice of Guaranteed Delivery.
Change or Revocation of Election
Any Form of Election and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form. To change your election, you must submit a new properly completed Form of Election and Letter of Transmittal to the Exchange Agent. The Exchange Agent must receive this new form on or before the Election Deadline. You may revoke your election and receive your shares back by providing the Exchange Agent with a written notice of revocation. This written notice of revocation must be received by the Exchange Agent prior to the Election Deadline.
Any notice of revocation must specify the registered holder(s) listed in Box 1 above and the number of shares to be withdrawn along with the corresponding certificate numbers. The notice of revocation must be signed by the registered holder(s) listed in Box 1 and must include a signature guarantee medallion.
If your Jefferson-Pilot common stock is held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee may have a deadline to make your original election of cash, stock or both or to change or revoke your election that is earlier than the Election Deadline.
Please refer to the other documents included in your packet for additional instructions and information.

RESTRICTED AREA DO NOT
PRINT AND/OR WRITE IN THIS BLANK SPACE.
INSTRUCTIONS FOR COMPLETING THE FORM OF ELECTION AND LETTER OF TRANSMITTAL
PLEASE NOTE: TOTAL SHARES YOU HOLD ARE LISTED ABOVE YOUR NAME AND ADDRESS (STOCK
CERTIFICATE SHARES ON THE LEFT AND BOOK-ENTRY SHARES ON THE RIGHT)

Œ	Sign, date and include your daytime telephone number in this Form of Election and Letter of Transmittal in Box 1 and, after completing all other applicable sections, return this form and your stock certificate(s) in the enclosed envelope. You will not have stock certificates to send in for any shares that are held for you in book-entry form by Jefferson-Pilot’s transfer agent, including those shares held in Jefferson-Pilot’s Dividend Reinvestment Plan. The number of shares held in book-entry form as of February 15, 2006 is shown on the front of this form. If you have shares held for you in book-entry form, your election will cover the number of shares held for you in book-entry form at the Election Deadline, not the number of shares shown on this Form of Election and Letter of Transmittal.

	YOU MUST SIGN IN BOX 2 TO CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER if you are a U.S. Taxpayer. If the Taxpayer ID or Social Security Number is incorrect or blank, write the corrected number in Box 2 and sign to certify. Please note that Mellon Investor Services may withhold 28% of your proceeds as required by the IRS if the Taxpayer ID or Social Security Number is not certified on our records. If you are a non-U.S. Taxpayer, please complete and return form W-8BEN. If you are waiting for a Taxpayer ID Number to be issued to you, you must fill out the complete Substitute Form W-9 included in the instruction booklet.

Ž	If you are electing to receive all cash, please check this box only. All elections are subject to the proration rules contained in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.

	If you are electing to receive all stock, please check this box only. All elections are subject to the proration rules contained in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.

	If you are electing to receive a combination of cash and Lincoln National common stock, please check this box only and indicate the number of shares for which you are electing to receive cash. The remaining Jefferson-Pilot shares will be elected for Lincoln National common stock. All elections are subject to the proration rules contained in the Merger Agreement, as described in the Joint Proxy Statement/Prospectus.

‘	If you want your Lincoln National common stock, your check for fractional shares, and/or your check for cash to be issued in another name, complete the Special Transfer Instructions in Box 6. Signature(s) in Box 6 must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Securities Transfer Agents Medallion Program (“STAMP”), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

’	If you want your Lincoln National common stock, your check for fractional shares, and/or your check for cash to be delivered to someone other than as set forth above Box 1, or to an address other than as set forth above Box 1, complete the Special Delivery Instructions in Box 7.

“	If you cannot locate some or all of your Jefferson-Pilot stock certificates, please contact Wachovia Bank, N.A., Jefferson-Pilot’s transfer agent, by telephone at 1-800-829-8432 or by email at equityservices@wachovia.com and provide your account name, address and daytime telephone number. You should do this promptly.
HOW TO CONTACT MELLON INVESTOR SERVICES
By Telephone — 9 a.m. to 7 p.m. Eastern Daylight Time, Monday through Friday, except for bank holidays:
From within the U.S., Canada or Puerto Rico:
                    1-866-293-5636 (Toll Free)
From outside the U.S.:
                    1-201-680-6579 (Collect)
WHERE TO FORWARD YOUR TRANSMITTAL MATERIALS

By Mail:	By Overnight Courier:	By Hand:
Mellon Investor Services LLC Attn: Reorganization Dept. P.O. Box 3301 South Hackensack, NJ 07606	Mellon Investor Services LLC Attn: Reorganization Dept. 480 Washington Boulevard Mail Drop—Reorg Jersey City, NJ 07310	Mellon Investor Services LLC Attn: Reorganization Dept. 120 Broadway, 13th Floor New York, NY 10271

INSTRUCTIONS FOR COMPLETING THE FORM OF ELECTION AND LETTER OF TRANSMITTAL
These instructions are for the accompanying Form of Election and Letter of Transmittal for the registered shareholders of Jefferson-Pilot Corporation. All elections are subject to the Agreement and Plan of Merger, dated October 9, 2005, as amended, by and among Jefferson-Pilot Corporation (“Jefferson-Pilot”), Lincoln National Corporation (“Lincoln”), Quartz Corporation, a wholly owned subsidiary of Lincoln, and Lincoln JP Holdings, L.P., a wholly owned subsidiary of Lincoln (the “Merger Agreement”), a copy of which was furnished to shareholders as part of the Joint Proxy Statement/Prospectus dated February 9, 2006 (the “Joint Proxy Statement/ Prospectus”).
GENERAL INSTRUCTIONS
The Form of Election and Letter of Transmittal is to be completed and submitted to Mellon Investor Services LLC (the “Exchange Agent”) prior to the Election Deadline (as defined below) by those holders of Jefferson-Pilot shares desiring to make an Election.
The “Election Deadline” is 5:00 p.m., New York City time on March 28, 2006, unless extended by Lincoln and Jefferson-Pilot prior to March 28, 2006. Any change to the Election Deadline will be announced by joint press release. If the Exchange Agent has not RECEIVED a properly completed Form of Election and Letter of Transmittal from a holder of shares of Jefferson-Pilot common stock at the Exchange Agent’s designated office by the Election Deadline, such holder shall be deemed to have made no election and such holder’s shares of Jefferson-Pilot common stock shall be deemed to be Non-Election Shares (as defined in the Merger Agreement).
Holders of Jefferson-Pilot stock certificates will also receive a separate Letter of Transmittal after the Closing of the merger if they have not previously submitted their stock certificate(s) and any other necessary documentation.
If you hold Jefferson-Pilot stock certificate(s) representing Jefferson-Pilot shares, the Form of Election and Letter of Transmittal must be accompanied by the stock certificate(s) representing the Jefferson-Pilot shares for which an election has been made. If Jefferson-Pilot shares are held for you in book-entry form by Jefferson-Pilot’s Transfer Agent, such as in the Jefferson-Pilot Dividend Reinvestment Plan, only the Form of Election and Letter of Transmittal need be returned. Until a record holder’s Jefferson-Pilot stock certificate(s) or confirmation of a book-entry transfer of the holder’s Jefferson-Pilot shares into the Exchange Agent’s account is received by the Exchange Agent at one of the addresses set forth on the back of the Form of Election and Letter of Transmittal, together with any other documents the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent, the holder will not receive his/her shares of Lincoln common stock and/or a check representing the cash consideration or cash in lieu of fractional shares (if any) in exchange for his/her Jefferson-Pilot shares. No interest will accrue on any cash consideration or any cash in lieu of fractional shares.
For Jefferson-Pilot shares held in “street name” by a broker, bank or other nominee, please contact the broker, bank or other nominee for instructions on what to do with those shares.

CHANGE OR REVOCATION OF ELECTION
Any holder of Jefferson-Pilot shares who has made an election by submitting a Form of Election and Letter of Transmittal to the Exchange Agent may, at any time prior to the Election Deadline, change that holder’s election by submitting to the Exchange Agent a revised, later-dated Form of Election and Letter of Transmittal, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline. Any holder of Jefferson-Pilot shares may, at any time prior to the Election Deadline, revoke an election and withdraw the certificate(s) for the holder’s Jefferson-Pilot shares deposited with the Exchange Agent by written notice to the Exchange Agent received prior to the Election Deadline.
Any notice of revocation must specify the registered holder(s) listed in Box 1 of the Form of Election and Letter of Transmittal and the number of shares to be withdrawn along with the corresponding certificate number(s). The notice of revocation must be signed by the registered holder(s) listed in Box 1 of the Form of Election and Letter of Transmittal and must include a signature guarantee medallion.
A Jefferson-Pilot shareholder who has made an election through a broker, bank or other nominee must follow the directions received from that broker, bank or other nominee to change the original election.
After the Election Deadline, a holder of Jefferson-Pilot shares may not change an election and may not withdraw his/her stock certificate(s) unless the Merger Agreement is terminated.
All Forms of Election and Letters of Transmittal will be void and of no effect if the merger is not completed for any reason and any Jefferson-Pilot stock certificates submitted therewith will be returned promptly after the Merger Agreement is terminated.
FORM OF ELECTION AND LETTER OF TRANSMITTAL
ABOUT YOU AND YOUR SHARES
Shown above Box 1 of the Form of Election and Letter of Transmittal are the registration number of your account and the number of shares of Jefferson-Pilot common stock you own as reflected on the records of Jefferson-Pilot on February 15, 2006. Your total number of shares held in certificated form is shown on the left and the number of shares held for you in book-entry form (i.e. noncertificated form), including any shares held in Jefferson-Pilot’s Dividend Reinvestment Plan, is shown on the right above your name and address.
If your stock certificate(s) is/are lost, missing or destroyed, please immediately contact Wachovia Bank, N.A., Jefferson-Pilot’s Transfer Agent, by telephone at 1-800-829-8432 or by email at equityservices@wachovia.com and provide your account name, address and daytime telephone number for instructions on how to replace your Jefferson-Pilot stock certificate(s).
Strike any incorrect address information that is printed above Box 1 of the Form of Election and Letter of Transmittal. Clearly print the correct address in the space beside or below the printed information.

JEFFERSON-PILOT DIVIDEND REINVESTMENT PLAN PARTICIPANTS
Any reference to the term “certificate” means Jefferson-Pilot common shares held in certificate form. Shares held for you in
Jefferson-Pilot’s Dividend Reinvestment Plan are held as book-entry; therefore, you will not have any certificates to surrender for these shares. However, you should still complete the Form of Election and Letter of Transmittal as explained below. If you do not, your book-entry shares will be Non-Election Shares and you probably will receive the form of merger consideration that electing shareholders do not prefer.
REQUIRED SIGNATURES AND ELECTION OPTIONS (BOXES 1-5)
The terms of the Merger Agreement allow you to choose, subject to certain limitations, the type of consideration you receive for each of your shares. For more information, please refer to the Joint Proxy Statement/Prospectus. Regardless of the option you choose, your stock certificate(s), if any, must be returned with the Form of Election and Letter of Transmittal for your election to be valid. You will not have stock certificates for any shares of Jefferson-Pilot common stock held for you in book-entry form, including shares in Jefferson-Pilot’s Dividend Reinvestment Plan.
A)	Required Signatures (Box 1)
All individuals listed on the account must sign the Form of Election and Letter of Transmittal. Please be sure to include your daytime telephone number.
By your signature, you: (1) acknowledge receipt of the Joint Proxy Statement/Prospectus and agree that all elections, instructions and orders in the Form of Election and Letter of Transmittal are subject to the terms and conditions of the Merger Agreement, the Joint Proxy Statement/Prospectus and these instructions; (2) represent and warrant that you are, as of the date hereof, and will be, as of the effective time of the merger, the record holder of the Jefferson-Pilot shares represented by the stock certificate(s) surrendered with the Form of Election and Letter of Transmittal, with good title to those common shares and full power and authority (i) to sell, assign and transfer those common shares free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (ii) to make the election indicated on the Form of Election and Letter of Transmittal; (3) agree that you will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of the Jefferson-Pilot shares represented by the stock certificate(s) surrendered with the Form of Election and Letter of Transmittal; (4) irrevocably appoint the Exchange Agent, as your agent, to effect the exchange pursuant to the Merger Agreement and these instructions; (5) authorize and instruct the Exchange Agent to deliver the certificate(s) covered by the Form of Election and Letter of Transmittal, and to receive on your behalf, in exchange for the Jefferson-Pilot shares represented by that certificate(s), any check and/or any Lincoln shares issuable to the signatory(ies) on the Form of Election and Letter of Transmittal; (6) authorize the Exchange Agent to follow any election and to rely upon all representations, certifications and instructions contained in the Form of Election and Letter of Transmittal; and (7) agree that all authority conferred or agreed to be conferred in the Form of Election and Letter of Transmittal is binding upon your successors, assigns, heirs, executors, administrators and legal representatives and is not affected by, and survives, your death or incapacity.

If you are a trustee, executor, administrator or someone who is acting on behalf of a shareholder and your name is not printed on the Form of Election and Letter of Transmittal, you must include your full title and send us proper evidence of your authority to exchange the shares.
B)	Substitute Form W-9 Certification (Box 2) or the Substitute W-9 for Taxpayers Awaiting a Taxpayer Identification Number, as applicable
If you have a Taxpayer Identification Number (“TIN”) as of the date you make your election, you must sign and certify that the TIN printed on the Form of Election and Letter of Transmittal is correct, or provide your correct TIN in the space provided in Box 2 of the Form of Election and Letter of Transmittal. If the shareholder is an individual, the TIN is the shareholder’s Social Security Number (“SSN”). If you do not have a TIN as of the date you make the election you should not complete Box 2.
If you do not have a TIN as of the date you make the election but you have filed for a TIN or will file for a TIN in the near future, you must complete and sign the Substitute W-9 for Taxpayers Awaiting a Taxpayer Identification Number provided in this instruction booklet rather than the Substitute W-9 in Box 2.
In each case, regardless of whether you have previously furnished a TIN or the certification on Form W-9 with respect to dividend payments, you must again furnish this number on the Substitute Form W-9 Certification provided in Box 2 of the Form of Election and Letter of Transmittal or in the Substitute W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet, as may be applicable.
Shareholders should refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 in this instruction booklet for more detailed information on how to complete these Forms. In particular, if a stock certificate(s) is in more than one name or is not in the name of the actual owner, consult the instructions provided herein and the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. In all cases, you are urged to consult your tax advisor regarding your qualifications for exemption from backup withholding and the procedure for obtaining such exemption.
Failure to provide the correct information in a timely manner may subject the surrendering stockholder to penalties under the tax law and federal income tax withholding of 28% on payments made to you.
C)	Election Options (Boxes 3-5)
  Select from the following options:

Box 3.	Exchange each of your Jefferson-Pilot shares for cash (“all cash election”). Check Box 3 on the Form of Election and Letter of Transmittal if you would like to make the all cash election for each of your Jefferson-Pilot shares being surrendered with this Form of Election and Letter of Transmittal. You will receive $55.96 for each Jefferson-Pilot share you surrender, subject to the proration rules set forth in Section 2.1 of the Merger Agreement, to ensure that the aggregate portion of the cash consideration equals $1.8 billion, after taking into account all of the elections made by the other Jefferson-Pilot shareholders. Therefore, you may receive some Lincoln common stock instead of cash.

Box 4.	Exchange each of your Jefferson-Pilot shares for shares of Lincoln common stock (“all stock election”). Check Box 4 on the Form of Election and Letter of Transmittal if you would like to make the all stock election for each of your Jefferson-Pilot shares being surrendered with this Form of Election and Letter of Transmittal. You will receive 1.0906 shares of Lincoln common stock for each Jefferson-Pilot share, subject to the proration rules set forth in Section 2.1 of the Merger Agreement, to ensure that the aggregate portion of the cash consideration equals $1.8 billion, after taking into account all of the elections made by the other Jefferson-Pilot shareholders. Therefore, you may receive some cash instead of Lincoln common stock. No fractional shares will be issued for certificated shares and you will receive a cash payment in lieu of fractional shares.

Box 5.	Exchange some of your Jefferson-Pilot shares for cash and some of your Jefferson-Pilot shares for stock. Check Box 5 if you wish to elect some of your Jefferson-Pilot shares being surrendered with the Form of Election and Letter of Transmittal for cash and some of your Jefferson-Pilot shares for Lincoln common stock. Indicate the number of shares for which you are electing to receive cash in the space provided. You will receive $55.96 for each Jefferson-Pilot share you elect for cash, subject to the proration rules set forth in Section 2.1 of the Merger Agreement. Any remaining shares will be elected for Lincoln common stock. You will receive 1.0906 shares of Lincoln common stock for each remaining Jefferson-Pilot share, subject to the proration rules set forth in Section 2.1 of the Merger Agreement. The proration rules ensure that the aggregate portion of the cash consideration equals $1.8 billion, after taking into account all of the elections made by the other Jefferson-Pilot shareholders.
We cannot guarantee that you will receive the form of merger consideration that you elect. All elections are subject to the proration rules contained in Section 2.1 of the Merger Agreement. A description of the proration procedures is set forth in the Joint Proxy Statement/Prospectus under the Section entitled “The Merger Agreement—Elections” beginning on page 99. In connection with making any election, each Jefferson-Pilot shareholder should read carefully the information contained in the Joint Proxy Statement/Prospectus.
VALIDITY OF SURRENDER; IRREGULARITIES
Any disputes regarding your election or the elections made by other Jefferson-Pilot shareholders will be resolved by the Exchange Agent (in consultation with Lincoln) and its decision will be final for all parties concerned. The Exchange Agent has the right, subject to reasonable discretion, to reject any and all Forms of Election and Letters of Transmittal which it determines are not in proper form. Surrenders of stock certificate(s) will not be effective until all defects or irregularities that have not been waived by Lincoln have been corrected. Neither the Exchange Agent nor Lincoln is under any obligation to provide notification of any defects in the deposit and surrender of any certificate(s) formerly representing Jefferson-Pilot shares, nor shall the Exchange Agent or Lincoln be liable for any failure to give any such notification. Please return your Form of Election and Letter of Transmittal promptly to allow sufficient time to correct any possible deficiencies before the Election Deadline.
LOST, MISSING OR DESTROYED CERTIFICATE(S)
If your stock certificate(s) is/are lost, missing or destroyed, you should immediately contact Wachovia Bank, N.A., Jefferson Pilot’s Transfer Agent, by telephone at 1-800-829-8432 or by email at equityservices@wachovia.com and provide your account name, address and daytime telephone number. You will then be instructed as to the steps you must take in order to replace your Jefferson-Pilot stock certificate(s). You will not be able to make an election on those shares until they have been replaced by Wachovia Bank, N.A.
If you have lost or misplaced any of your certificates and have contacted or intend to contact Jefferson Pilot’s Transfer Agent,
Wachovia Bank, N.A., to obtain a replacement certificate(s), please complete the following steps:
•	Complete the Form of Election and Letter of Transmittal.

•	Indicate on the reverse side of the Form of Election and Letter of Transmittal, in the area marked “Restricted Area Do Not
Print And/Or Write In This Blank,” that you intent to replace lost, missing or destroyed certificate(s) and record the amount of shares that will be replaced.

•	Return the Form of Election and Letter of Transmittal along with any and all Jefferson-Pilot certificates in your possession to the Exchange Agent, Mellon Investor Services LLC. If the remaining shares are book-entry shares, return only the Form of Election and Letter of Transmittal to the Exchange Agent, Mellon Investor Services LLC.

•	When you receive the replacement certificate(s), send the certificate(s) and a note indicating that these are replacement shares to the Exchange Agent, Mellon Investor Services LLC. We will include this certificate in your election if we receive it before the Election Deadline, otherwise the shares covered by this/these certificate(s) will be Non-Election shares.
UNLESS THERE ARE SPECIAL TRANSFER INSTRUCTIONS OR SPECIAL DELIVERY INSTRUCTIONS, YOU NEED NOT CONTINUE TO THE NEXT SECTION.
HOWEVER, BEFORE YOU MAIL YOUR FORM OF ELECTION AND LETTER OF TRANSMITTAL, MAKE SURE YOU DO THE FOLLOWING:
a)	Verify the election you have chosen.

b)	Sign and date the Form of Election and Letter of Transmittal and include your daytime phone number.

c)	Sign the Substitute Form W-9 certification in Box 2 and verify the SSN or TIN printed on the form, or if you are awaiting a TIN, sign the Substitute Form W-9 included in this instruction booklet and return it with your other materials.

d)	Include your Jefferson-Pilot stock certificate(s), if applicable, along with the Form of Election and Letter of Transmittal in the enclosed envelope.

e)	If you are reporting lost, missing or destroyed certificates, please contact Wachovia Bank, N.A. as described above.
SPECIAL TRANSFER INSTRUCTIONS (BOX 6)
If you want your Lincoln common stock registered, or your check made payable, in a name or names different from the name(s) printed on the Form of Election and Letter of Transmittal, please follow the instructions below.
First, print the name(s) and address(es) of the person(s) receiving the shares in the space provided under Special Transfer Instructions in Box 6. Then, refer to the procedures printed below for the requirements needed to make some of the most frequently requested types of registration changes. These documents must accompany your Form of Election and Letter of Transmittal.
If there is a name change due to marriage or a transfer of ownership to another individual:
1.	Obtain a signature guarantee for the shareholder whose name is printed on the Form of Election and Letter of Transmittal. If it is a joint account, both owners must sign and have their signatures guaranteed. Each signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of the Securities Transfer Agents Medallion Program (“STAMP”), or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2.	Complete the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal by listing the TIN that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. If you are awaiting a TIN, complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Form included in Box 2 and return it with your other election materials. Please refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more detailed information.
If the shareholder whose name is printed on the Form of Election and Letter of Transmittal is deceased and you are the executor or administrator of the estate:
1.	Provide a certified (under raised seal) copy of the Court Qualification appointing the legal representative (dated within the previous 60 days).

2.	Obtain the signature of the legal representative. The signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of STAMP, or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.
3.	Complete the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal by listing the TIN that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. If you are awaiting a TIN, complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Form included in Box 2 and return it with your other election materials. Please refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more detailed information.
If the account is a joint account and one of the account holders is deceased and the check and/or shares are to be transferred to the survivor only:
1.	Provide a certified (under raised seal) copy of the death certificate.

2.	Provide the survivor’s signature. (Signature guarantee is not necessary in this case.)

3.	Complete the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal by listing the TIN that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. If you are awaiting a TIN, complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Form included in Box 2 and return it with your other election materials. Please refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more detailed information.
If the account is a joint account and one of the account holders is deceased and the check and/or shares are to be transferred to the survivor and an additional person:
1.	Provide a certified (under raised seal) copy of the death certificate.

2.	The survivor must sign and obtain a signature guarantee. The signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of STAMP, or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

3.	Complete the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal by listing the TIN that is to be used for tax reporting on the new account. The individual whose TIN is being used must sign the Substitute Form W-9. If you are awaiting a TIN, complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Form included in Box 2 and return it with your other election materials. Please refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more detailed information.

If the account is a custodial account and the former minor has reached the legal age of majority:
1.	The former minor must sign and obtain a signature guarantee. The signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of STAMP, or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2.	Provide a certified (under raised seal) copy of the birth certificate of the former minor.

3.	Complete the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal by listing the TIN that is to be used for tax reporting on the new account. The former minor whose TIN is being used must sign the Substitute Form W-9. If you are awaiting a TIN, complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Form included in Box 2 and return it with your other election materials. Please refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more detailed information.
If the request is being made by a minor who has now reached the age of majority:
1.	The former minor must sign and obtain a signature guarantee. The signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of STAMP, or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2.	Complete the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal by listing the TIN that is to be used for tax reporting on the new account. The former minor must sign the Substitute Form W-9. If you are awaiting a TIN, complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Form included in Box 2 and return it with your other election materials. Please refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more detailed information.
If you want to have the account registered in the name of a trust:
1.	Obtain a signature guarantee for the shareholder whose name is printed on the Form of Election and Letter of Transmittal. If it is a joint account, both owners must sign and have their signatures guaranteed. Each signature must be guaranteed by an officer of a commercial bank, trust company, credit union or savings & loan who is a member of STAMP, or by a stockbroker who is a member of STAMP. The signature of a Notary Public is not acceptable for this purpose.

2.	Provide a copy of the first and last pages of the trust agreement.

3.	Complete the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal by listing the TIN that is to be used for tax reporting on the new account. The trust whose TIN is being used must sign the Substitute Form W-9. If you are awaiting a TIN, complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Form included in Box 2 and return it with your other election materials. Please refer to the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more detailed information.
If your circumstances differ from those listed above, or if you have any other questions, please contact Mellon Investor Services LLC toll free at (866) 293-5636 or collect at (201) 680-6579.
SPECIAL DELIVERY INSTRUCTIONS (BOX 7)
If you want your Lincoln common stock, your check for fractional shares, and/or your check for cash to be delivered to someone other than the registered holder, or to the registered holder at a different address than the one shown on the front of the Form of Election and Letter of Transmittal, please complete this box.
Note: Your shareholder address of record will not be affected by completing this Box 7. If you want to change your address of record, write the new address in Box 1 of the Form of Election and Letter of Transmittal.
NOTICE OF GUARANTEED DELIVERY
If you cannot deliver your Jefferson-Pilot stock certificate(s) and all other required documents to the Exchange Agent or cannot complete the procedure for delivery of Jefferson-Pilot shares by book-entry transfer into the Exchange Agent’s account prior to the Election Deadline, you may deliver your Jefferson-Pilot shares by properly completing and duly executing a Notice of Guaranteed Delivery if: (1) the Guarantee of Delivery is made by or through a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company in the United States; (2) prior to the Election Deadline, the Exchange Agent receives a properly completed and duly executed Notice of Guaranteed Delivery, as provided herein, together with a properly completed and duly executed Form of Election and Letter of Transmittal and any other documents required by the Form of Election and Letter of Transmittal; and (3) the certificates for all the Jefferson-Pilot shares covered by the Notice of Guaranteed Delivery, in proper form for transfer (or confirmation of a book-entry transfer of such Jefferson-Pilot shares into the Exchange Agent’s account), are received by the Exchange Agent within three New York Stock Exchange trading days after the Election Deadline. If the above requirements are not satisfied in a timely manner, you will be deemed to have made no election and your shares will be deemed Non-Election Shares (as defined in the Merger Agreement). Please read the enclosed Notice of Guaranteed Delivery for more information.
If your circumstances differ from those listed above, or if you have any other questions, please contact Mellon Investor Services LLC toll free at (866) 293-5636 or collect at (201) 680-6579.

DELIVERY INSTRUCTIONS
Mellon Investor Services LLC
For information:
In the Unites States, Canada and Puerto Rico (Toll Free):
(866) 293-5636
Outside of the Unites States, Canada and Puerto Rico (Collect):
(201) 680-6579
By Regular Mail
Mellon Investor Services LLC
Attn: Reorganization Department
P.O. Box 3301
South Hackensack, NJ 07606
By Registered Insured Mail or Overnight Courier:
Mellon Investor Services LLC
Attn: Reorganization Department
480 Washington Boulevard
Mail Drop-Reorg
Jersey City, NJ 07310
By Hand:
Mellon Investor Services LLC
Attn: Reorganization Department
120 Broadway
13th Floor
New York, NY 10271
For Notice of Guaranteed Delivery:
(Eligible Institutions Only)
Facsimile: (201) 680-4626
Confirmation of Notice of Guaranteed Delivery:
(Eligible Institutions Only)
Telephone: (201) 680-4680
The method of delivery of all documents is at the option and risk of the holder of Jefferson-Pilot shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number to Give the Exchange Agent — Social Security Numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer Identification Numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Exchange Agent.

			Give the SOCIAL SECURITY			Give the EMPLOYER
For this type of account:			number of —	For this type of account:		IDENTIFICATION number of
1.	An individual’s account		The individual	8.	Sole proprietorship or single- member limited liability company (“LLC”) that is disregarded as separate from its member	The owner(4)

2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account(1)	9.	A valid trust, estate or pension trust	The legal entity(5)

3.	Husband and wife (joint account)		The actual owner of the account or, if joint funds, the first individual on the account(1)	10.	Corporation or LLC electing corporate status on IRS Form 8832	The corporation or LLC

4.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)	11.	Religious, charitable, or educational organization	The organization

5.	Adult and minor (joint account)		The adult or, if the minor is the only contributor, the minor(1)	12.	Partnership or multiple member LLC	The partnership or LLC

6.	Account in the name of guardian or committee for a designated ward, minor, or incompetent person		The ward, minor, or incompetent person(3)	13.	Association, club, or other tax-exempt organization	The organization

7.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)	14.	A broker or registered nominee	The broker or nominee

	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	15.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s social security number.

(4)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or employer identification number (if you have one).

(5)	List first and circle the name of the legal entity, either a trust, estate, or pension trust. Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9 (BOX 2) OR
THE SUBSTITUTE FORM W-9 FOR TAXPAYERS AWAITING
A TAXPAYER IDENTIFICATION NUMBER
Obtaining a Number
If you do not have a Taxpayer Identification Number (“TIN”) or if you do not know your number, obtain Form SS-5, Application for Social Security Card, Form W-7, Application for IRS Individual Taxpayer Identification Number, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service (the “IRS”) and apply for a number. If you do not have a TIN, you must complete the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in this instruction booklet instead of the Substitute Form W-9 in Box 2 of the Form of Election and Letter of Transmittal. On the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number, write the words “Applied For” in Part 1, sign and date the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number, sign the “Certificate of Awaiting Taxpayer Identification Number,” and return the form to the Exchange Agent along with your Form of Election and Letter of Transmittal. If you do not timely provide a taxpayer identification number to the Exchange Agent, a portion of all reportable payments made to you will be withheld.
Section references in these guidelines refer to sections under the Internal Revenue Code of 1986, as amended.
Payees specifically exempted from backup withholding include:
•	An organization exempt from tax under Section 501(a), an individual retirement account (“IRA”), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).

•	The United States, a state thereof, the District of Columbia or a possession of the United States, or a political subdivision or agency or instrumentality of any the foregoing.

•	An international organization or any agency or instrumentality thereof.

•	A foreign government or any political subdivision, agency or instrumentality thereof.
Payees that may be exempt from backup withholding include:
•	A corporation.

•	A financial institution.

•	A dealer in securities or commodities required to register in the United States, the District of Colombia, or a possession of the United States.

•	A real estate investment trust.

•	A common trust fund operated by a bank under Section 584(a).

•	An entity registered at all times during the tax year under the Investment Company Act of 1940, as amended.

•	A middleman known in the investment community as a nominee or custodian.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A foreign central bank of issue.

•	A trust exempt from tax under Section 664 or a non-exempt trust described in a Section 4947.
Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
•	Payments to nonresident aliens subject to withholding under Section 1441.

•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident alien partner.

•	Payments of patronage dividends where the amount received is not paid in money.

•	Payments made by certain foreign organizations.

•	Section 404(k) payments made by an ESOP.
Payments of interest not generally subject to backup withholding include the following:
•	Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•	Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

•	Payments described in Section 6049(b)(5) to nonresident aliens.

•	Payments on tax-free covenant bonds under Section 1451.

•	Payments made by certain foreign organizations.

•	Mortgage or student loan interest paid to you.
Exempt payees described above should file the applicable Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THE FORM OF ELECTION AND LETTER OF TRANSMITTAL WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER ON THE APPLICABLE SUBSTITUTE FORM W-9, FOR PAYEES COMPLETING THE SUBSTITUTE FORM W-9 PROVIDED IN BOX 2, WRITE THE WORD “EXEMPT” ACROSS THE FACE OF BOX 2 AND FOR PAYEES COMPLETING THE ENCLOSED SUBSTITUTE FORM W-9 FOR TAXPAYERS AWAITING A TAXPAYER IDENTIFICATION NUMBER WRITE THE WORD “EXEMPT” IN PART 2 OF THE SUBSTITUTE FORM W-9, SIGN AND DATE THE FORM AND RETURN IT (AND IF APPLICABLE THE SUBSTITUTE FORM W-9 FOR TAXPAYERS AWAITING A TAXPAYER IDENTIFICATION NUMBER) TO THE PAYER. If you are a foreign person, you must submit an appropriate IRS Form W-8BEN signed under penalty of perjury attesting to foreign status.
Certain payments other than interest, dividends, and patronage dividends, which are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041A, 6045, 6050A and 6050N.

Privacy Act Notice. Section 6109 requires most recipients of dividend, interest, or certain other income to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non-tax criminal laws and to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold a portion of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.
Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(3) Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
(4) Misuse of Taxpayer Identification Numbers. If the requester discloses or uses taxpayer identification numbers in violation of federal law, the requester may be subject to civil and criminal penalties.
FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

SUBSTITUTE
Form W-9
Department of the Treasury
Internal Revenue Service

Payer’s Request for
Taxpayer Identification Number
(“TIN”) and Certification

Name (please print)

Street Address

City, State and Zip Code

PART 1 Taxpayer Identification Number — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see Obtaining a Number in the enclosed Guidelines).

Social Security Number

CERTIFY BY SIGNING AND DATING BELOW.	OR

Note: If the account is in more than one name,

see the chart in the enclosed Guidelines to determine which number to give the payer.		Employer Identification Number (if awaiting TIN, write “Applied For”)

PART 2 Payees Exempt from Backup Withholding—See the enclosed Guidelines and complete as instructed therein.

PART 3 Certification—Under penalties of perjury, I certify that:
     (1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
     (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
     (3) I am a U.S. person (including a U.S. resident alien).
Certification Instructions. You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because you failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines). The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature	Date	, 2006

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” INSTEAD OF A TIN IN THE SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
     I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the Exchange Agent, 28% of all reportable payments made to me will be withheld, but will be refunded to me if I provide a certified taxpayer identification number within 60 days.

Signature	Date	, 2006

NOTE: FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU WITH RESPECT TO SHARES SURRENDERED IN THE MERGER. IN ADDITION, FAILURE TO PROVIDE SUCH INFORMATION MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

Lincoln National Corporation/Jefferson-Pilot Corporation Merger
Frequently Asked Questions
1. When will the merger be completed?
The companies presently expect that the merger will become effective at the beginning of April 2006. Each company will hold a special meeting of its shareholders on March 20, 2006, and we expect to receive all of the required regulatory approvals by the end of March. Based on this timetable, the Election Deadline for Jefferson-Pilot shareholders will be 5:00 p.m., New York City time, March 28, 2006. If the Election Deadline changes due to a change in the expected effective time of the merger, Lincoln and Jefferson-Pilot will provide information regarding the revised dates in a joint press release. You may also obtain up-to-date information regarding the Election Deadline by calling Mellon Investor Services LLC at 1-866-293-5636.
2. What will I receive in exchange for my Jefferson-Pilot shares upon completion of the merger?
You have the opportunity to elect to receive, for each share of Jefferson-Pilot common stock that you own:
•	1.0906 shares of Lincoln common stock (subject to certain proration procedures) (a “stock election”); or

•	$55.96 in cash (subject to certain proration procedures) (a “cash election”).
Because of the proration procedures described in Question 9 below, you may not receive exactly what you elect.
3. Do I have to make the same election with respect to all of the Jefferson-Pilot shares that I own?
No. You may elect to receive cash for some of your shares of Jefferson-Pilot common stock by specifying in the space provided in Box 5 on the Form of Election and Letter of Transmittal the number of shares of Jefferson-Pilot common stock with respect to which you want to make a cash election. Your remaining surrendered Jefferson-Pilot shares will be automatically elected for Lincoln common stock.
4. I have received more than one set of Election Materials in connection with the election. Do I need to complete them all?
Yes. If you received more than one set of Election Materials, this indicates that you own stock in more than one manner or you own stock in more than one name. For example, you may have shares registered directly with Jefferson-Pilot; you may own Jefferson-Pilot shares through a third party, such as a broker or the administrator of Jefferson-Pilot’s Dividend Reinvestment Plan; or you may own shares in both single name and joint name. Each set of Election Materials you receive should be specific to the manner in which you hold your Jefferson-Pilot shares. Failure to complete one of the Forms of Election and Letters of Transmittal means that no election will be made with respect to the shares to which that Form applies.
5. Do I have to send in the Form of Election and Letter of Transmittal if all of my shares are held in Jefferson-Pilot’s Dividend Reinvestment Plan?
Yes, if you want to elect the form of merger consideration that you will receive in the merger, you must properly complete and return the Form of Election and Letter of Transmittal to the Exchange Agent before the Election Deadline. If you do not do this, you will receive the merger consideration paid to nonelection shares.

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6. Will I receive any fractional shares?
No fractional shares of Lincoln common stock will be delivered in the merger for certificated shares of Jefferson-Pilot common stock. Instead, you will be entitled to receive cash, without interest, for any fractional share of Lincoln common stock you might otherwise have been entitled to receive, based on the closing price of Lincoln common stock on the New York Stock Exchange on the last trading day immediately before the merger.
7. How do I make an election if I hold my shares through a broker, bank or other nominee?
If you hold your shares through a broker, bank or other nominee, they must make an election for your shares on your behalf in accordance with your instructions. Please instruct them on what election you want them to make for your shares by completing the election instructions that you receive from them.
8. When is my Form of Election and Letter of Transmittal due?
Your Form of Election and Letter of Transmittal and your Jefferson-Pilot stock certificate(s), if any, must be RECEIVED by the Exchange Agent, Mellon Investor Services LLC, by the Election Deadline, which is 5:00 p.m., New York City time, on March 28, 2006, unless extended by Lincoln and Jefferson-Pilot. Any change to the Election Deadline will be announced in a joint press release.
If you hold your shares through a broker, bank or other nominee, you must return your election instructions to them by their deadline, which is probably earlier than the Election Deadline. Please refer to the instructions provided by your broker, bank or other nominee.
9. Am I guaranteed to receive the Lincoln common stock or cash I ask for on the Form of Election and Letter of Transmittal?
No. Elections will be limited by the requirement that the amount of cash exchanged for shares of Jefferson-Pilot common stock must equal $1.8 billion. Accordingly, the total number of Jefferson-Pilot shares that will be exchanged for cash will total approximately 32 million shares ($1.8 billion total cash/$55.96 cash per share). As a result, Section 2.1 of the Merger Agreement describes proration procedures to be followed in the event that Jefferson-Pilot shareholders elect to receive more or less cash in exchange for the common stock than is required under the Merger Agreement. Thus, even if you make a valid election, you may not receive exactly the form of consideration that you request. The proration procedures referenced in this paragraph are explained in detail under the caption “The Merger Agreement—Elections” beginning on page 99 of the Joint Proxy Statement/Prospectus, dated February 9, 2006, previously delivered to you.
The exact allocation of merger consideration will depend in part on the aggregate elections of the other Jefferson-Pilot shareholders. If you elect to receive cash and the aggregate amount of cash elected by all Jefferson-Pilot shareholders is more than $1.8 billion, or if you elect to receive Lincoln common stock and the aggregate amount of cash elected or deemed elected by Jefferson-Pilot shareholders is less than $1.8 billion, you will receive some of the merger consideration in the form you did not elect.
10. What happens if I do not make an election, fail to sign or make more than one election on the Form of Election and Letter of Transmittal or miss the Election Deadline?
If you do not make an election, fail to sign or otherwise properly complete or make more than one election on the

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Form of Election and Letter of Transmittal or miss the Election Deadline, your shares will be deemed non-election shares (as defined in the Merger Agreement). For these non-election shares, you will receive cash consideration, stock consideration or a combination of both, depending upon the elections made by other Jefferson-Pilot shareholders and the proration procedures.
Following the completion of the merger, if you hold Jefferson-Pilot stock certificates, you will receive a separate Letter of Transmittal if you have not previously submitted your stock certificates and any other necessary documentation. You must submit your Jefferson-Pilot stock certificates in order to receive your merger consideration.
11. How do I elect merger consideration for Jefferson-Pilot common shares allocated to my account in Jefferson-Pilot’s 401(k)/TeamShare Plan or Agent’s Retirement Plan?
You will receive a separate packet of information describing the procedures that must be followed to elect Lincoln common stock, cash, or a combination of Lincoln common stock and cash for the Jefferson-Pilot common shares allocated to your account in Jefferson-Pilot’s 401(k)/TeamShare Plan or Agent’s Retirement Plan. You must follow the procedures set forth in those instructions for making an election of merger consideration with respect to such shares.
12. Can I revoke or change my election?
You may revoke or change your Form of Election and Letter of Transmittal by submitting written notice to the Exchange Agent. To change your election, you must submit a new properly completed Form of Election and Letter of Transmittal to the Exchange Agent. The Exchange Agent must receive this new form on or before the Election Deadline. You may revoke your election and receive your shares back by providing the Exchange Agent with a written notice of revocation. This written notice of revocation must be received by the Exchange Agent before the Election Deadline.
Any notice of revocation must specify the registered holder(s) listed in Box 1 of the Form of Election and Letter of Transmittal and the number of shares to be withdrawn along with the corresponding certificate numbers (if any). The notice of revocation must be signed by the registered holder(s) listed in Box 1 of the Form of Election and Letter of Transmittal and must include a medallion signature guarantee.
13. What are the tax consequences associated with each of the election options?
Different tax consequences may be associated with each of the election options. We intend that the receipt of Lincoln common stock be tax free to you. The tax consequences to you of the merger will depend on the facts of your own situation. Therefore, you should consult your tax advisor for a full understanding of the tax consequences to you of exchanging your Jefferson-Pilot shares for Lincoln common stock, cash, or a combination of Lincoln common stock and cash. You should also refer to the general description of tax consequences under the caption, “Material United States Federal Income Tax Considerations” beginning on page 93 of the Joint Proxy Statement/Prospectus.
14. What is a Substitute Form W-9? What form should I use if I am a foreign stockholder?
To prevent backup withholding on payments that are made to a Jefferson-Pilot shareholder surrendering shares, the shareholder must provide the Exchange

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Agent with his/her correct Taxpayer Identification Number (“TIN”) by completing the appropriate Substitute Form W-9 (as discussed below). If the shareholder is an individual, the TIN is the shareholder’s social security number.
If you have a TIN as of the date on which you will return your election, you must complete and sign the Substitute Form W-9 provided in Box 2 of the Form of Election and Letter of Transmittal. If at the time you submit your election you are waiting for a TIN to be issued to you, you must complete and sign the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number included in the instruction booklet, instead of the Substitute Form W-9 included in Box 2 of the Form of Election and Letter of Transmittal. You must complete, sign and date this Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number and sign and date the “Certificate of Awaiting Taxpayer Identification Number.” In each case, the applicable Substitute Form W-9 is part of the Form of Election and Letter of Transmittal and must be completed, signed and returned with your election.
If you do not correctly complete and return the applicable Substitute Form W-9 in a timely manner, you may be subject to penalties and any payments made to you may be subject to backup withholding at a rate of 28%.
Non-U.S. shareholders should provide a substitute Form W-8 that may be obtained from the Exchange Agent. Foreign shareholders should contact the Exchange Agent at 1-866-293-5636 (toll free) or 201-680-6579 (collect) for further information.
Instructions for completing the Substitute Form W-9 and the Substitute Form W-9 for Taxpayers Awaiting a Taxpayer Identification Number are provided in the Form of Election and Letter of Transmittal and in Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 in the instruction booklet, both of which are included in this package of shareholder election materials. Shareholders should carefully review these instructions and guidelines and consult their own tax advisors or consultants prior to completing and submitting their applicable Substitute Form W-9.
15. Will Jefferson-Pilot stock continue to trade until the effective time of the merger?
Yes. Jefferson-Pilot stock will continue to trade on the New York Stock Exchange (the “NYSE”), the Chicago Stock Exchange and the Pacific Stock Exchange during the election period and pursuant to NYSE procedures it may or may not continue trading through the merger closing date. However, after you have sent your shares to the Exchange Agent with the Form of Election and Letter of Transmittal, you will not be able to trade them.
16. What will I receive as future dividends if I elect to receive Lincoln common stock?
Your Lincoln shares will be eligible for any Lincoln dividends that are declared by the Lincoln Board of Directors with a record date after the effective date of the merger. The current Lincoln dividend is $0.38 per share on a quarterly basis, paid on or about the 1st day of February, May, August and November.
It is important to note that if you are entitled to receive Lincoln common stock in the merger, you will not receive any Lincoln dividends to which you are entitled until your Jefferson-Pilot stock certificate(s), if any, are properly delivered to the Exchange Agent for exchange.

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17. How long will it take to receive cash or Lincoln common stock after the effective date of the merger?
If the Exchange Agent receives a valid Form of Election and Letter of Transmittal and your Jefferson-Pilot stock certificate(s), if any, by the Election Deadline, the cash and/or Lincoln common stock to which you are entitled should be mailed within ten business days after the effective date of the merger. If the Exchange Agent receives your Jefferson-Pilot stock certificate(s) after the Election Deadline, you will receive the cash and/or Lincoln common stock as soon as practicable from the Exchange Agent.
Lincoln shares will be issued via a Direct Registration System® (“DRS”) stock distribution statement. As a result, references in the Form of Election and Letter of Transmittal, in the Instructions for Completing the Form of Election and Letter of Transmittal and in this FAQ to your receiving Lincoln common stock are references to this statement and you will not receive a Lincoln stock certificate. If you wish to receive a Lincoln stock certificate, the DRS stock distribution statement will contain instructions on how to request one.
18. What if I have lost my Jefferson-Pilot stock certificate(s)?
You should immediately contact Wachovia Bank, N.A., Jefferson-Pilot’s transfer agent, by telephone at 1-800-829-8432 or by email at equityservices@wachovia.com for instructions on how to replace your Jefferson-Pilot stock certificate(s). You will not be able to make an election on those shares until they have been replaced by Wachovia Bank, N.A.
19. What if my address has changed?
You should cross out any incorrect address information that is printed above Box 1 of the Form of Election and Letter of Transmittal and clearly print the correct address in the space beside or below the printed information.
20. Should I insure the Jefferson-Pilot stock certificate(s) I mail for exchange?
We suggest that you return your Jefferson-Pilot stock certificate(s), if any, by registered mail and insure the certificate(s) for two percent of the value of the shares. If you choose to send your certificates by registered insured mail or overnight delivery, do not use the addressed envelope included with this mailing. Please send them to the following address:
Mellon Investor Services LLC
Attn: Reorganization Department
480 Washington Boulevard
Jersey City, NJ 07310
The method of delivery of all documents is at the option and risk of the holder of Jefferson-Pilot shares.
21. Should I sign my Jefferson-Pilot stock certificate(s) before returning them?
No. Your completed and signed Form of Election and Letter of Transmittal will replace the necessity to sign your stock certificate(s).
22. What happens to my shares held in Jefferson-Pilot's Dividend Re-investment Plan?
The shares held for you in book-entry form are shown to the right above your name and address on the applicable Form of Election and Letter of Transmittal. This number includes the shares held for you in Jefferson-Pilot's Dividend Reinvestment Plan as of February 15, 2006. The election that you make on that Form of Election and Letter of Transmittal applies to the Jefferson-Pilot shares held for you in book-entry form, including in Jefferson-Pilot's Dividend Reinvestment Plan, at the Election Deadline. Therefore, the number of shares for which you make an election may be different from the number of book-entry shares printed on the front of the Form of Election and

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Letter of Transmittal. You will receive Lincoln common stock, cash or a combination of Lincoln common stock and cash for your Jefferson-Pilot shares in accordance with your election, subject to the proration procedures described in Question 9 above.
23. What is the trading symbol for Lincoln common stock?
Lincoln common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange and the trading symbol is “LNC.”
24. After the merger, if I receive Lincoln common stock will I be automatically enrolled in Lincoln’s Dividend Reinvestment Plan?
No. Shortly after the merger, you will receive information about enrolling in Lincoln’s Dividend Reinvestment Plan from Lincoln’s Transfer Agent, Mellon Investor Services LLC. At that time, you may enroll in the plan by phone, by mail or online.
25. What if I have lost or misplaced my copy of the Joint Proxy Statement/Prospectus?
If you have lost or misplaced your copy of the Joint Proxy Statement/Prospectus, you may obtain an additional copy by contacting: Georgeson Shareholder Communications, Inc. at (888) 877-5366 (toll free) or (212) 440-9800 (collect). You may also view a copy of the Joint Proxy Statement/Prospectus, which is included in Lincoln’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2006, on the SEC’s website at www.sec.gov.
In making your election to receive shares of Lincoln common stock and/or cash for your shares of Jefferson-Pilot common stock, you should refer to the information included in the Joint Proxy Statement/Prospectus.
26. What if I have lost or misplaced my Form of Election and Letter of Transmittal or need an additional one?
You should call the Exchange Agent, Mellon Investor Services LLC, at 1-866-293-5636 and request that a Form of Election and Letter of Transmittal be mailed to you. Please note that the Exchange Agent must receive any new, or any change to an existing, Form of Election and Letter of Transmittal by the Election Deadline in order for it to be effective.
27. Who do I call if I have additional questions or need more information about the election process?
You may contact the Exchange Agent, Mellon Investor Services LLC, at 1-866-293-5636.

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Notice of Guaranteed Delivery of
Shares of Jefferson-Pilot Corporation Common Stock
Pursuant to the Form of Election and Letter of Transmittal
(Not To Be Used For Signature Guarantee)
This form or a facsimile copy must be used to guarantee delivery of shares of common stock of Jefferson-Pilot Corporation to Mellon Investor Services LLC, the Exchange Agent, if stock certificates for shares of Jefferson-Pilot Corporation common stock cannot be delivered to the Exchange Agent prior to 5:00 p.m., New York City time, on the third trading day prior to the closing of the merger (the “Election Deadline”), which is currently anticipated to be March 28, 2006 (unless extended).
This form, when properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to Mellon Investor Services LLC, the Exchange Agent, as follows:

By Mail:	By Hand:	By Overnight Delivery:
Mellon Investor Services LLC	Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Reorganization Department	Attn: Reorganization Department	Attn: Reorganization Dept.
P.O. Box 3301	120 Broadway, 13th Floor	480 Washington Boulevard
South Hackensack, NJ 07606	New York, NY 10271	Mail Drop — Reorg
Jersey City, NJ 07310
By Facsimile Transmission:
(201) 680-4626
Confirm Receipt by Telephone:
(201) 680-4860
Delivery of this form to an address other than as set forth above or transmission of this form to a facsimile number other than as set forth above does not constitute valid delivery.
This form is not to be used if your stock certificates are lost, mutilated or destroyed.
This form is not to be used to guarantee signatures. If a signature on the Form of Election and Letter of Transmittal is required to be guaranteed, the medallion signature guarantee must appear in the applicable space provided in the signature box on the Form of Election and Letter of Transmittal.

Ladies and Gentlemen:
The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Form of Election and Letter of Transmittal and related instructions, receipt of which is hereby acknowledged, the number of shares of Jefferson-Pilot Corporation common stock specified below pursuant to the guaranteed delivery procedure set forth below.

(Please type or print) Certificate Nos.
(if available):

Number of shares:

Names(s):

Address:

Area Code(s) and Telephone Number(s)

Signature
Dated:

If shares will be delivered by book-entry transfer, fill in the applicable account number below:
The Depository Trust Company (DTC)
DTC Account Number:

Transaction Code Number:

GUARANTEED DELIVERY PROCEDURE
In order for an election to be effective, the Exchange Agent must receive a properly completed Form of Election and Letter of Transmittal, accompanied by stock certificate(s) representing shares of Jefferson-Pilot Corporation common stock currently held by you (or a properly completed Notice of Guaranteed Delivery), by the Election Deadline. Persons whose stock certificate(s) are not immediately available also may make an election by (i) having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States and (ii) submitting it, together with a properly completed Form of Election and Letter of Transmittal, to the Exchange Agent by the Election Deadline. The validity of this election is subject to the condition that the stock certificate(s), the delivery of which is hereby guaranteed, are delivered to the Exchange Agent no later than 5:00 p.m., New York City time, on the third business day after the Election Deadline (the “Guaranteed Delivery Deadline”). The Guaranteed Delivery Deadline is the LAST DATE that stock certificate(s) will be accepted for exchange.
If the Exchange Agent does not receive a properly completed Form of Election and Letter of Transmittal, accompanied by the necessary stock certificate(s), by the Election Deadline (unless (i) a Notice of Guaranteed Delivery, accompanied by a properly completed Election Form, has been properly completed and delivered by the Election Deadline and (ii) stock certificate(s) described in the Notice of Guaranteed Delivery are received by the Exchange Agent by the Guaranteed Delivery Deadline), the stockholder will be deemed to have not made an election and will receive the merger consideration paid to non-election shares as further described in the Joint Proxy Statement/Prospectus, dated February 9, 2006.

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DELIVERY GUARANTEE
(NOT TO BE USED FOR A SIGNATURE GUARANTEE)
THE UNDERSIGNED, A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY THAT IS A MEMBER IN GOOD STANDING OF THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM OR A BANK, BROKER, DEALER, CREDIT UNION, SAVINGS ASSOCIATION OR OTHER ENTITY THAT IS AN “ELIGIBLE GUARANTOR INSTITUTION,” AS SUCH TERM IS DEFINED IN RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (EACH OF THE FOREGOING CONSTITUTING AN “ELIGIBLE GUARANTOR INSTITUTION”), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED INTO THE EXCHANGE AGENT’S ACCOUNT LATER THAN THE GUARANTEED DELIVERY DEADLINE.
The Eligible Guarantor Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver stock certificate(s) representing shares of Jefferson-Pilot Corporation common stock to the Exchange Agent no later than the Guaranteed Delivery Deadline. Failure to do so could result in a financial loss to such Eligible Guarantor Institution.
Authorized Signature:

Name:

Title:

Name of Firm:

Address (including zip code):

Area Code and Telephone Number:

Date:

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